UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-39164

Indonesia Energy Corporation Limited
(Translation of registrant's name into English)

Dea Tower I, 11th Floor, Suite 1103 Jl. Mega Kuningan Barat Kav. E4.3 No.1-2 Jakarta, Indonesia 12950
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 4, 2020, the U.S. Securities and Exchange Commission (the “SEC”) issued an order under Section 36 (Release No. 34-88318) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), granting exemptions from specified provisions of the Exchange Act and certain rules thereunder. On March 25, 2020, the order was modified and superseded by a new SEC order (Release No. 34-88465) (the “SEC Order”), which provides conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the novel coronavirus (“COVID-19”) outbreak. The SEC Order provides that a registrant subject to the reporting requirements of Exchange Act Section 13(a) or 15(d), and any person required to make any filings with respect to such registrant, is exempt from any requirement to file or furnish materials with the Commission under Exchange Act Sections 13(a), 13(f), 13(g), 14(a), 14(c), 14(f), 15(d) and Regulations 13A, Regulation 13D-G (except for those provisions mandating the filing of Schedule 13D or amendments to Schedule 13D), 14A, 14C and 15D, and Exchange Act Rules 13f-1, and 14f-1, as applicable, if certain conditions are satisfied.

Indonesia Energy Corporation Limited (the “Company”) is filing this Current Report on Form 6-K (this “Current Report”) to disclose that it will be relying on the SEC Order to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) due to the circumstances related to COVID-19. In particular, COVID-19 has caused severe disruptions in travel and transportation within Indonesia and entering and exiting Indonesia, causing limited access to the Company’s facilities and limited support from its staff. This has, in turn, delayed the Company’s ability to complete its review and prepare the Annual Report. Notwithstanding the foregoing, the Company expects to file the Annual Report no later than June 14, 2020 (which is 45 days from the Annual Report’s original filing deadline of April 30, 2020).

In light of the COVID-19 outbreak, we will be including the following risk factor in the Annual Report once filed.

We are susceptible to general economic conditions, natural catastrophic events and public health crises such as the COVID-19 pandemic, any which could adversely affect our operating results.

Our results of operations could be adversely affected by general conditions in the global economy, including conditions that are outside of our control, such as the impact of health and safety concerns from the current worldwide COVID-19 pandemic. Governments, in affected countries, including those of the United States and Indonesia, have imposed travel bans, quarantines and other emergency public health measures. Those measures, the duration of which is uncertain and which may vary from jurisdiction to jurisdiction, may continue and increase depending on developments in the COVID-19 pandemic. Due to the extended lock-down and self-quarantine policies in Indonesia, we have experienced significant business disruptions. Many of our employees are subject to quarantining policies implemented by the local governments and could not return to work. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and will include emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the pandmic, but is likely to result in a material impact on our business operations at least for the near term.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this Report other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “seek” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from the statements made. These risks and uncertainties include, but are not limited to, the effects of the global COVID-19 pandemic, including on the price and demand for our products; the duration of the COVID-19 pandemic and severity of the pandemic in regions where we operate; the pace of recovery following the COVID-19 pandemic; the adverse effects of the COVID-19 outbreak on our business or the market price of our ordinary shares; and the risk and uncertainties described in the Company’s filings with the U.S. Securities and Exchange Commission from time to time. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this Current Report or to conform these statements to actual results or revised expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 19 34, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDONESIA ENERGY CORPORATION LIMITED

Dated: April 28, 2020	By:	/s/ Frank C. Ingriselli
Name: Frank C. Ingriselli
Title: President